U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

        NOTIFICATION OF LATE FILING                 SEC FILE NUMBER:
                                                             1-2782

               (Check One):                           CUSIP NUMBER:
                                                        826  619

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB
[ ] Form N-SAR

         For Period Ended:   September 30, 2000
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:   N/A

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Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

All of the Registrant's Quarterly Report on Form 10-Q
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Part I- Registrant Information
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     Full Name of Registrant   Signal Apparel Company, Inc.
     Former Name if Applicable   N/A
     ..........................................................
     Address of Principal Executive Office (Street and Number)
     34 Englehard Avenue
     City, State and Zip Code
     Avenel, New Jersey 07001

Part II- Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/ / (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ /  (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable. N/A
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Part III- Narrative
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSP, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

As previously disclosed, Signal Apparel Company, Inc. and certain of its subsidiaries (collectively, the "Company") filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court for the Southern District of New York on September 22, 2000. The Company's Chapter 11 bankruptcy is proceeding as Case No. 00 B 14462 in the U.S. Bankruptcy Court for the Southern District of New York. On November 2, 2000, the Company further announced that it had been unable to secure a buyer for substantially all of its business on a going concern basis and was taking steps to liquidate its assets in an effort to maximize value, and further stating that the Company had secured limited debtor-in-possession financing (approved by the Bankruptcy Court) for salaries and other expenses incurred during the liquidation process.

The Company will not file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (the "Form 10-Q") with the Securities and Exchange Commission (the "Commission") on a timely basis. Since the Company's bankruptcy petitions were filed on September 22, 2000, the Company has substantially ceased business operations other than those activities in connection with the liquidation of its assets. The Company also has experienced a significant reduction in the personnel who are critical to the preparation of the Company's financial statements and the information required in the Form 10-Q, and its remaining accounting and financial staff (limited to the Chief Financial Officer and one senior accountant and one junior accountant) have been required to dedicate substantial amounts of time to the bankruptcy process and related tasks. These tasks have included preparing Company schedules, statements of financial affairs and list of equity holders which must be filed and periodically updated with the Bankruptcy Court, and responding to various requests for information from interested parties in the bankruptcy case. In addition, the review by the Company's independent public accountants of the interim financial statements to be included in the Form 10-Q will not be possible because the debtor-in-possession financing approved by the Bankruptcy Court does not include sufficient funds to pay for such services. As a result of the increased burdens on, and changes in, the Company's accounting and financial staff, as well as the Company's inability to obtain a review by its independent public accountants, the Company is not able to prepare and properly review the report within the time prescribed and therefor is unable to timely file the Form 10-Q without unreasonable effort or expense.

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Part IV- Other Information
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(1) Name and telephone number of person to contact in regard to this notification:

Steven R. Barrett, Registrant's counsel        (423)              265-8881
         (Name)                             (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act or 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X] Yes  [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [X] Yes  [  ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that the results of operations for the quarter ended September 30, 2000 will show a significant decline from the corresponding quarter for the last fiscal year. The Company is unable to make a reasonable estimate of the results at this time because it is completing its analysis of the appropriate charges to be reflected in its results of operations for the quarter ended September 30, 2000 as a result of filing for bankruptcy protection and related matters, including the substantial cessation of its operations other than the liquidation of its assets. Until this process is complete, the Company cannot provide an estimate of the results of operations for the quarter ended September 30, 2000.

                          Signal Apparel Company, Inc.
 ................................................................................
                  (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 15, 2000

      /s/ Robert J. Powell
By ................................................
      Robert J. Powell
      Vice President, General Counsel and Secretary

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by and authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to the electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss. 232.201 or ss. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss. 232.13(b) of this chapter).